Exhibit 12
[Form of Tax Opinion]
                    , 2009

EquiTrust Money Market Fund, Inc.	EquiTrust Series Fund, Inc.
5400 University Avenue	5400 University Avenue
West Des Moines, Iowa 50266	West Des Moines, Iowa 50266

Re:	Reorganization of EquiTrust Money Market Fund, Inc. into Money Market Portfolio
Ladies and Gentlemen:
     You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization (the “Reorganization”) by and between EquiTrust Money Market Fund, Inc., a Maryland corporation (the “Acquired Fund”), and EquiTrust Series Fund, Inc., a Maryland corporation (the “Acquiring Corporation”), on behalf of the Money Market Portfolio, a series of the Acquiring Corporation (the “Acquiring Fund”). The Acquiring Fund and the Acquired Fund are each referred to herein as a “Fund.”
     The Reorganization contemplates the transfer of all the assets of the Acquired Fund to the Acquiring Fund solely in exchange for voting shares of common stock, par value $0.001 per share, of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. Thereafter, the Acquired Fund will distribute pro rata to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of                     , 2009 (the “Plan”), entered into by the Acquired Fund, the Acquiring Corporation, on behalf of the Acquiring Fund, and EquiTrust Investment Management Services, Inc.
     In rendering this opinion, we have examined the Plan and have reviewed and relied upon representations made to us by duly authorized officers of the Acquired Fund and the Acquiring Corporation, on behalf of the Acquiring Fund, in letters dated                     , 2009. We have also examined such other agreements, documents and corporate records that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion. In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

EquiTrust Money Market Fund, Inc.
EquiTrust Series Fund, Inc.
                    , 2009

     Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the terms of the Plan and the facts and representations set forth or referred to in this letter, and that such facts and representations, as well as the facts and representations set forth in the Plan, are accurate as of the date hereof and will be accurate on the effective date and at the time of the Reorganization (the “Effective Time”). You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.
     For the purposes indicated above, and based upon the facts, assumptions and representations set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:
     1. The transfer by the Acquired Fund of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, followed by the pro rata distribution of all the Acquiring Fund Shares so received by the Acquired Fund to the Acquired Fund’s shareholders of record in complete liquidation of the Acquired Fund and the dissolution of the Acquired Fund as soon as practicable thereafter, will constitute a “reorganization” within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Acquired Fund will each be “a party to a reorganization,” within the meaning of section 368(b) of the Code, with respect to the Reorganization.
     2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the Acquired Fund’s assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. (Section 1032(a) of the Code).
     3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares so received to the Acquired Fund’s shareholders solely in exchange for such shareholders’ shares of the Acquired Fund in complete liquidation of the Acquired Fund. (Sections 361(a) and (c) and 357(a) of the Code).
     4. No gain or loss will be recognized by the Acquired Fund’s shareholders upon the exchange, pursuant to the Reorganization, of all their shares of the Acquired Fund solely for Acquiring Fund Shares. (Section 354(a) of the Code).

EquiTrust Money Market Fund, Inc.
EquiTrust Series Fund, Inc.
                    , 2009

     5. The aggregate basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Acquired Fund shares exchanged therefor by such shareholder. (Section 358(a)(1) of the Code).
     6. The holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder in the Reorganization will include the period during which the shares of the Acquired Fund exchanged therefor were held by such shareholder, provided such Acquired Fund shares were held as capital assets at the Effective Time of the Reorganization. (Section 1223(1) of the Code).
     7. The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately before the Effective Time of the Reorganization. (Section 362(b) of the Code).
     8. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund. (Section 1223(2) of the Code).
     Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes as of the end of a taxable year under a mark-to-market system of accounting or with respect to any stock held in a passive foreign investment company as defined in section 1297(a) of the Code.
FACTS
     Our opinion is based upon the facts, representations and assumptions set forth or referred to above and the following facts and assumptions, any alteration of which could adversely affect our conclusions.
     The Acquired Fund and the Acquiring Corporation have each been registered and operated, since they commenced operations, as open-end management investment companies under the Investment Company Act of 1940, as amended. The Acquired Fund and the Acquiring Corporation are each treated as a corporation for federal income tax purposes. The Acquiring Fund is a separate series of the Acquiring Corporation that is treated for federal income tax purposes as a separate corporation pursuant to section 851(g) of the Code. The Acquiring Fund and the Acquired Fund have each elected to be taxed as a regulated investment company under section 851 of the Code for all their taxable years, including without limitation the taxable year in which the Reorganization occurs, and have qualified and will continue to qualify for the tax

EquiTrust Money Market Fund, Inc.
EquiTrust Series Fund, Inc.
                    , 2009

treatment afforded regulated investment companies under the Code for each of their taxable years, including without limitation the taxable year in which the Reorganization occurs.
     Upon satisfaction of certain terms and conditions set forth in the Plan on or before the Effective Time, the Acquiring Fund will acquire all the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. Thereafter, the Acquired Fund will distribute pro rata to its shareholders of record all the Acquiring Fund Shares so received in complete liquidation of the Acquired Fund and the Acquired Fund will be dissolved under state law. The assets of the Acquired Fund to be acquired by the Acquiring Fund consist of all property, including without limitation all cash, securities and dividends or interest receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund as of the closing date of the Reorganization.
     Following the Reorganization, the Acquiring Fund will continue the Acquired Fund’s historic business or use a significant portion of the Acquired Fund’s historic business assets in its business.
     In approving the Reorganization, the Boards of Directors of the Acquiring Corporation and the Acquired Fund (the “Boards”) each determined that the Plan and the transactions contemplated thereunder are in the best interests of its respective Fund and that the interests of the shareholders of its respective Fund will not be diluted as a result of the Reorganization. In making such determinations, the Boards considered the probability that the Reorganization would result in lower fees and expenses for shareholders of the Funds.
CONCLUSION
     Based on the foregoing, it is our opinion that the transfer of all the assets of the Acquired Fund, pursuant to the Plan, solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund followed by the complete liquidation and dissolution of the Acquired Fund will qualify as a reorganization under section 368(a)(1) of the Code.
     The opinions set forth above with respect to (i) the nonrecognition of gain or loss to the Acquired Fund and the Acquiring Fund, (ii) the basis and holding period of the assets received by the Acquiring Fund, (iii) the nonrecognition of gain or loss to the Acquired Fund’s shareholders upon the receipt of the Acquiring Fund Shares and (iv) the basis and holding period of the Acquiring Fund Shares received by the Acquired Fund’s shareholders follow as a matter of law from the opinion that the transfers under the Plan will qualify as a reorganization under section 368(a)(1) of the Code.

EquiTrust Money Market Fund, Inc.
EquiTrust Series Fund, Inc.
                    , 2009

     The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.
     Our opinion is limited to those U.S. federal income tax issues specifically considered herein, is addressed to and is only for the benefit of the Funds, and may not be relied upon or cited by any other person or entity. We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax law issues, arising from or related to the transactions contemplated by the Plan. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.
     We hereby consent to the filing of a form of this opinion as an exhibit to the Registration Statement on Form N-14 containing the Prospectus/Proxy Statement relating to the Reorganization filed by the Acquiring Corporation with the Securities and Exchange Commission on                     , 2009 (the “Registration Statement”) and to the use of our name and to any reference to our firm in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,
VEDDER PRICE P.C.
FEDERAL TAX NOTICE: Treasury Regulations require us to inform you that any federal tax advice contained herein (including in any attachments and enclosures) is not intended or written to be used, and cannot be used by any person or entity, for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.